July 21, 2005

Benton H. Wilcoxon
Chief Executive Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA  92614

Re:	Composite Technology Corporation
	Amended Registration Statement on Form S-3
	File No. 333-122280
      Filed on June 30, 2005

Dear Mr. Wilcoxon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3

Recent Developments, page 1
1. We note your response to comment 5; however, it is unclear why the cancellation could not occur outside of a Chapter 7 bankruptcy.
2. Please clarify the effect of the court approving your disclosure statement, including whether that approval means that your reorganization plan will be implemented.

Risk Factors, page 4
3. Given your response to comment 20 in our previous letter, please include a risk factor to highlight the lack of payment of the account receivable recorded for the Kansas project.


Summary of Reorganization Plan, page 15
4. Please explain defined and technical terms in this summary.
For
example, we note your references to "impaired" and "unimpaired" claims and numerous capitalized terms.

Exhibit 23.1
5. Provide an updated consent of your independent accountants.

Form 10-KSB for the year ended September 30, 2004

Description of Business

Corporate History, page 4
6. We note your response to comment 10. Given that the corporation was governed by the laws of Florida until its reincorporation in Nevada, please provide us your analysis of the validity of the transactions up to and including the reincorporation under the applicable Florida law, as well as the information Florida law required you to provide shareholders for those transactions.

Sales of Unregistered Securities, page 32
7. We note your response to comment 15. Please provide us your detailed factual and legal analyses that show how your June 2004 transaction is consistent with our interpretation as set forth in the
Heritage Entertainment letter we previously cited.
8. We reissue comment 16 and the series of comments issued preceding it. We note you continue to include disclosure that states securities were issued to "an entity(ies)" for "professional services" (issuances during March, July, and August 2004, and two issuances during "the last quarter of 2004").
9. We reissue comment 18 and the series of comments issued preceding it. Please tell us the specific services provided by the consulting professionals mentioned on page F-33 and 34 in connection with the following issuances of securities:

* the grant of options to purchase 5.2 million shares of your common stock from February 20 to March 31, 2002 to six consulting professionals;
* the grant of options to purchase 750,000 shares of your common stock on August 27, 2002 to a consulting professional; and
* the grant of options to purchase 2,950,000 shares of your common stock in August 2003 to a consulting professional.
10. Please revise Exhibit B to your response letter to include each of the sales during the relevant period shown on your "Attachment A to 10-KSB/A" or tell us on which registration statement each such omitted transaction was registered.
Managements` Discussion and Analysis or Plan of Operation, page 39
11. Please refer to prior comment 20. Your current disclosure states that you received $100,000 through June 17, 2005, which is not consistent with the discussion in your response that indicates that you received $250,000, but that payment was returned for insufficient funds. Please revise the filing to update your collection efforts for the $2.5 million receivable and the agreed upon extended payment terms.
12. We note your response to prior comment 20, which states that in the event you do not collect any of the $2.5 million receivable, you will recommend to your Board of Directors to restate the revenues for the year-ended September 30, 2004 because the validity of the contract was in question and therefore no revenue should have been recorded. However, it appears that at the date of the financial statements you considered the receivable to be collectible and recorded revenue in accordance with SAB 104. If you subsequently determined that the customer was unable to pay based on new information after the date of the financial statements please tell us why you would not record an allowance against the receivable and reflect this as a bad debt write-off rather than a restatement of the original transaction to reflect this as the correction of an error.

Report of Independent Registered Public Accounting Firm, page F-2
13. We note that the audit report on page F-2 includes an explanatory paragraph for the restatement in Note 2. However, the date of this report has not been changed. The auditor`s should either reissue or dual date their report as required by AU 530.

Consolidated Statements of Shareholders` Equity, page F-5
14. Please refer to prior comment 22. We note your response included in Attachment A. However, it does not appear that the appropriate sections of your September 30, 2004 Shareholders` Equity statements are properly labeled as restated. Accordingly, please revise the filing to comply.





Note 8 - Commitments and Contingencies, page F-21

Litigation, page F-24

Composite Technology Corporation V. Acquvest, Inc., Paul Koch, Victoria Koch, Patricia Manolis and Michael Tarbox, page F-25
15. Please refer to prior comment 28. We note your previous response and amendments to pages 35 and 42 appeared to properly address our comment, however it does not appear you revised your disclosure on page F-31. Accordingly, please revise the filing to clarify that the shares and warrants were cancelled due to non-performance under the subscription agreement.

Note 9 - Shareholders` Equity, page F-27

Services Rendered, page F-28

Warrants, page F-38
16. Please refer to prior comment 31. We note your previous response that TTC was reverse merged into El Dorado subsequent to the issuances of the warrant and that according to the fair value provisions of purchase accounting, any previously recorded expense attributed to the inducement to modify the conversion price of TTC Series A Preferred Stock would be negated. We also note on page 4 that you identify TTC as the accounting acquirer in the reverse merger transaction. Accordingly, the historical financial statements of TTC became the historical financial statements of the new entity and no fair value adjustments were applied to TTC`s assets and liabilities. In this regard, please tell us why there was no expense recorded for the issuance of the warrants to purchase stock of the accounting acquirer (TTC) which would not have been subject to purchase accounting valuation and would appear impact the historical financial statements of TTC.

Form 10-Q for the Quarter-Ended March 31, 2005

Note 4 - Summary of Significant Accounting Policies, page 8

Concentration of Credit Risk, page 11
17. Please refer to prior comment 34. We note your previous response which directed us to review your response to prior comment 20. However, we note your current disclosure states that "the Company has received a progress payment on this receivable in April 2005", which appears to conflict with your response to prior comment 20. Please revise the filing to update the information regarding the status of the receivable and the payment plan and when you reasonable expect to receive payment on the balance.

Note 7 - Shareholders` Equity, page 13
18. Please refer to prior comment 35. We note your previous response and amendment to page 10 appeared to properly address our comment, however, it does not appear that you have revised the Critical Accounting Policies section of your Management`s Discussion and Analysis to provide an analysis of the impact of the assumptions inherent in your warrant valuation. The Critical Accounting policies section should identify for investors the types of assumptions that underlie the most significant and subjective estimates, the sensitivity of those to estimates to deviations from management`s assumption and the circumstances that have resulted in revised or different assumption in the past. In addition, disclose the specific assumptions related to the 1 million warrants issued in connection with the amendment to the debenture.

Form 8-K dated July 5, 2005
19. With a view toward clarified disclosure, please explain in detail how the insurance coverage facilitates the warranty program and provides clients an opportunity to extend their warranties. Also, explain the purpose for obtaining this insurance, including why an insurance arrangement is needed for the warranty program. Lastly, please tell us in detail how you plan to account for this new arrangement.

*          *          *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662, or Brian
Cascio,
Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Duchovny at (202) 551-3619 or me at (202) 551-3617 with any other questions.

      Sincerely,


      Russell Mancuso
							Branch Chief

cc (via fax):  	Kevin Leung, Esq. (310) 208-1154
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Benton H. Wilcoxon
Composite Technology Corporation
July 21, 2005
Page 1